Exhibit 99.1

30 October 2003
James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

Richard Hajzuk Manager Companies Sydney Australian Stock Exchange Exchange Centre Level 6, 20 Bridge Street Sydney NSW 2000	4th Floor, Atrium, Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam The Netherlands Telephone: 31-20-301 2980 Fax: 31-20-404 2544

Dear Richard

Request for Trading Halt

On behalf of James Hardie Industries NV (James Hardie), I request a trading halt in all securities of James Hardie from the commencement of trading today.

In accordance with Listing Rule 17.1, I advise that:

(a)     James Hardie is proposing to provide a market update in response to press comment published today. The market update will take place with an investor briefing at 11:00am with the briefing slides provided to the companies announcement platform before then.

(b)     James Hardie is not aware of any reason why the trading halt should not be granted.

If you have any queries concerning the above, please do not hesitate to contact Alan Kneeshaw in Sydney on (02) 8274 5274

Yours faithfully

/s/ Peter Shafron

Peter Shafron

Company Secretary